UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 21, 2015

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Information Contained in this Form 6-K Report

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-197518) of Global Ship Lease, Inc. (the “Company”), which was declared effective on July 30, 2014.

Attached hereto as Exhibit I is a press release dated May 21, 2015 of the Company announcing the results of an Excess Cash Flow Offer to purchase up to $20.0 million of First Priority Secured Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: May 21, 2015	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces Results of Excess Cash Flow Offer to Purchase up to $20 Million of First Priority Secured Notes

LONDON, May 21, 2015 – Global Ship Lease, Inc. (NYSE: GSL) (the “Company”) announced today the results of the cash tender offer (the “Excess Cash Flow Offer”) to purchase up to $20 million aggregate amount (the “Maximum Offer Amount”) with respect to its outstanding 10.000% First Priority Secured Notes due 2019 (the “Notes”). The Excess Cash Flow Offer expired at 5:00 p.m., New York City time, on May 20, 2015.

The table below sets forth the results of the Excess Cash Flow Offer for the Notes, according to information provided by Global Bondholder Services Corporation, the Information Agent, as of the expiration of the Excess Cash Flow Offer. As the aggregate amount with respect to the Notes validly tendered (and not validly withdrawn) does not exceed the Maximum Offer Amount, all validly tendered Notes (that were not validly withdrawn) have been accepted.

Title	CUSIP	Aggregate Principal Amount Outstanding	Principal Amount of Notes Tendered and Accepted
10.000% First Priority Secured Notes due 2019	Y2718T AA6 37953T AA3	$420,000,000	$350,000

Payment for the validly tendered and not validly withdrawn Notes will be made at a purchase price of 102% of the aggregate principal amount thereof plus accrued and unpaid interest to, but not including, the purchase date (the “Purchase Date”). The Company expects the Purchase Date to be May 22, 2015. The aggregate purchase price, inclusive of accrued and unpaid interest, payable on the Purchase Date for the validly tendered and not validly withdrawn Notes will be approximately $362,000.

This press release is neither an offer to purchase nor the solicitation of an offer to sell any Notes, nor shall there be any offer, solicitation or sale of the Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Excess Cash Flow Offer was made solely pursuant to the Offer to Purchase dated April 21, 2015, as supplemented, and the related Letter of Transmittal.

For further information, contact Global Bondholder Services Corporation:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attn: Corporate Actions

Banks and Brokers call: (212) 430-3774

Toll free (866)-807-2200

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About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 19 vessels with a total capacity of 82,475 TEU and an average age, weighted by TEU capacity, at March 31, 2015 of 11.0 years. All 19 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at March 31, 2015 was 5.3 years or 5.8 years on a weighted basis, excluding Ville d’Aquarius and Ville d’Orion, which are deployed in the short-term charter market.

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Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and the Company cannot assure you that the events or expectations included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.

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